STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

April 30, 2002

02034097

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

/pdB
Encl.

e.s.corp.sec.jan01

STAMPEDE OILS INC.

82-3605

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE

Stampede Turner Valley 2-34-20-3 W5M

CALGARY, ALBERTA – April 4, 2002 Stampede Oils Inc., operator of the Stampede Turner Valley 2-34-20-3 W5M well advises that the production operation phase of this well will commence early Friday, April 5, 2002. Accordingly, the Company has requested that the Canadian Venture Exchange halt trading in the shares of Stampede pending advisement to shareholders of subsequent initial production information.

For further information contact J.E. Hawthorn or P. de Bruycker (403) 265-6166

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol **STF**.

STAMPEDE OILS INC.

02-5603

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE

Stampede Turner Valley 2-34-20-3 W5M

CALGARY, ALBERTA – April 4, 2002 Stampede Oils Inc., operator of the Stampede Turner Valley 2-34-20-3 W5M well advises that the production operation phase of this well will commence early Friday, April 5, 2002. Accordingly, the Company has requested that the Canadian Venture Exchange halt trading in the shares of Stampede pending advisement to shareholders of subsequent initial production information.

For further information contact J.E. Hawthorn or P. de Bruycker (403) 265-6166

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol **STF**.

02-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE
STAMPEDE TURNER VALLEY 2-34-20-3 W5M
COMMENCEMENT OF PRODUCTION OPERATIONS

CALGARY, ALBERTA – April 9, 2002, Stampede Oils Inc., the operator of the Stampede Turner Valley 2-34-20-3 W5M well, advises that trading in the shares of the Company was halted on Friday, April 5th, pending results from production operations for the subject well. The Canadian Venture Exchange has now been requested to approve a reinstatement of share trading today.

The production operation commenced at 9:40 a.m. Friday, April 5th with an initial flow rate in excess of 800 barrels per day of 42.5° gravity oil. This production flow rate was interrupted subsequently with the entrance into the wellbore of remaining load fluid yet to be recovered from the reservoir. To facilitate complete recovery of this load fluid, along with attendant oil and gas, the well has now been put on pump. This operation should take only a few days and the well is then expected to re-establish significant oil production flow rates on an on-going basis.

It should be noted that when the well cleanup operation was suspended on July 18th of last year, oil recovery content at that time was over 50% but it was apparent that a fair amount of load fluid would still have to be recovered from the reservoir in due course.

To date, the results of this production commencement operation are as expected. Detailed update information will be forthcoming.

For further information contact J. McLeod or P. de Bruycker (403) 265-6166

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol **STF**.

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE
STAMPEDE TURNER VALLEY 2-34-20-3 W5M
COMMENCEMENT OF PRODUCTION OPERATIONS

CALGARY, ALBERTA – April 9, 2002, Stampede Oils Inc., the operator of the Stampede Turner Valley 2-34-20-3 W5M well, advises that trading in the shares of the Company was halted on Friday, April 5th, pending results from production operations for the subject well. The Canadian Venture Exchange has now been requested to approve a reinstatement of share trading today.

The production operation commenced at 9:40 a.m. Friday, April 5th with an initial flow rate in excess of 800 barrels per day of 42.5° gravity oil. This production flow rate was interrupted subsequently with the entrance into the wellbore of remaining load fluid yet to be recovered from the reservoir. To facilitate complete recovery of this load fluid, along with attendant oil and gas, the well has now been put on pump. This operation should take only a few days and the well is then expected to re-establish significant oil production flow rates on an on-going basis.

It should be noted that when the well cleanup operation was suspended on July 18th of last year, oil recovery content at that time was over 50% but it was apparent that a fair amount of load fluid would still have to be recovered from the reservoir in due course.

To date, the results of this production commencement operation are as expected. Detailed update information will be forthcoming.

For further information contact J. McLeod or P. de Bruycker (403) 265-6166

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol **STF**.